Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Update on the Entergy Transmission Spin-Merge Transaction with ITC Meeting with Coalition of Cities December 13, 2012 Presented by Entergy Texas Transmission Business

Entergy Forward-Looking Information In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC Registration Statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Agenda Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Rate Effects of Spin-Merge Transaction Case Outline from LPSC filings ITC Spin-Merge Transaction Overview Storm Response Appendix

The Transaction Parties – ITC and Entergy Entergy Transmission Operations Over 15,800 transmission line miles in Arkansas, Louisiana, Mississippi, Missouri, New Orleans and Texas Operating companies have obtained all of the retail regulatory approvals to move forward with their plan to join MISO ITC ~15,100 transmission line miles Serves Michigan, Iowa, Minnesota, Illinois, and Missouri Member of MISO and SPP

Pre/Post Merger – Retail Customer Effect Utility OpCos TransCo LLC (New Holdco) Transco Subs ITC After Retail Customers will maintain same business relationship with Entergy ETR Before Targeted closing in 2013 Customer Service Utility OpCos ETR After Customer Service TRANSMISSION SERVICES Generation Transmission Distribution Cust Srvs Generation Transmission Distribution Cust. Srvs SERVICES / BILLINGS SERVICES / BILLINGS Retail Customer Retail Customer

Agenda Approvals Required Rate Effects of Spin-Merge Transaction Case Outline from LPSC filings Storm Response Benefits of ETR – ITC Spin-Merge Transaction ITC Spin-Merge Transaction Overview Appendix

“.you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly.” —J. Wayne Leonard, presentation to DOE (1996) _ “Mr. Leonard also said he wants to sell [Entergy’s] transmission system if it could be folded into a ‘transmission company,’ one genre of a company that is being considered in a restructured electric industry.” —The Wall Street Journal (1998) “A transmission organization that’s incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power.” —J. Wayne Leonard, World Energy (1999) “Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system.” —J. Wayne Leonard, Letter to FERC Commissioners (2004)

U.S. Transmission Grid – Historically Fragmented and Inefficient

U.S. Electric Power Transmission Grid


kV
115
138
161
230
345
500

Source: FEMA, NERC

- **More than 211,000 high voltage transmission line miles**
- **Operated by ~130 balancing authority areas (ownership is even more fragmented)**

Historically, transmission infrastructure development in the U.S. primarily focused on connecting load and resources within balancing authority areas, with little interregional or national perspective

In contrast,…

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

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The Transaction – Benefits Customers and Other Stakeholders Improves access to capital for transmission business and focuses financial resources solely on transmission system performance Strengthens ability of Entergy Operating Companies to make needed investment in other areas of utility business Ensures safe and reliable operations and continued strengthening of overall grid performance through ITC’s singular focus on transmission system performance, planning and operations Leverages Entergy employees’ knowledge and experience and fully utilizes Entergy’s world-class storm restoration process Provides proven business model for owning and operating transmission systems Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets Financial Flexibility and Growth Operational Excellence Independence Instills confidence in wholesale markets by encouraging greater participation and disclosure by third parties Leads to a more comprehensive planning process and a broader regional view than would otherwise be possible Fosters Regional Planning

(CHART) Base 2015-2021 2011-2014 7.3 2007-2010 5.1 2003-2006 4.3 +19% Actual Actual Capital Trends – Rising Capital for Entergy Overall ??? Effect of EPA rules? The average age of Entergy’s coal plants is 30 years and its gas plants is 37 years EEI has estimated that prospective EPA rules could increase total CapX by 30% Projected ??? Effect of EPA rules? Infrastructure improvements? +43% Note: Excludes storm CapX for historical data; ETR Utilities includes EAI, ELL, EGSL, EMI, ETI, ENOI, SERI, ESI, EOI, SFI Entergy Utilities Capital Investment Total Spend ($B) Capital spending could significantly increase over the next 10 years due to the potential for new environmental regulations and improvement of infrastructure

ITC Spin-Merge Transaction Overview Agenda Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Rate Effects of Spin-Merge Transaction Case Outline from LPSC filings Storm Response Appendix

Bill Mohl ITC transaction benefits Louisiana customers, providing superior business model, operational excellence, and financial strength Theo Bunting ITC transaction benefits all stakeholders, particularly in an era of grid modernization; it is the right transaction, at the right time, and with the right party Phillip May ITC transaction is in the public interest Michael Tennican ITC transaction is a sound strategy for responding to industry trends and expected capital requirements Jay Lewis ITC transaction is cost effective Richard Riley ITC’s singular focus on transmission provides operational efficiencies and regional planning Richard Sergel ITC’s superior business model best supports national policies and broad regional electric grid Dennis Dawsey Electric service and storm restoration will be seamless to retail customers following the ITC transaction John Hurstell The ITC transaction will have no effect on MISO market participation decisions (e.g., ARR Zones) Transmission Spin-Merge: Louisiana Case

ITC Spin-Merge Transaction Overview Agenda Benefits of ETR – ITC Spin-Merge Transaction Storm Response Approvals Required Rate Effects of Spin-Merge Transaction Case Outline from LPSC filings Appendix

Storm Response – Utilizing Best Practices ETR System Incident Commander (SIC) ITC System Incident Commander (SIC) System Section Chiefs System Planning Section Chief System Resource Section System Logistics Section Restoration Prioritization Branch Director ITC Section Chiefs Entergy Liaison Coord. (New position) ITC Technical/Management employee assigned to ETR System Command Center in Jackson, MS ITC employee ETR employee Functional Incident Commanders (ex. Fossil, OPCO, Nuclear, Gas) Storm response organization will be modified to ensure close coordination and interaction between Entergy and ITC ETI Customer Customer ITC Planning Section ITC Logistics Section ITC Resource Section Transmission Prioritization Resource Coordination Logistics Coordination

ITC Spin-Merge Transaction Overview Agenda Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Storm Response Appendix Case Outline from LPSC filings Rate Effects of Spin-Merge Transaction

Typical ETI Customer Bill 5.8% Transmission Non-Transmission 94.2% Transmission Constitutes a Small Portion of a Typical ETI Customer’s Total Bill Note: Average of January 2011 – December 2011 typical bills for a residential customer using 1,000kWh per month; non- Transmission portion of monthly bill includes fuel and portions of the fixed customer charge and energy charge allocated to generation and distribution functions, as well as the inclusion of various riders Source: ETR internal analysis

4% reduction in customer bills since 2008 Significant Variability in Average Residential Bills – Yearly Variation Between $2 and $17 Over 2001-2011 Illustrative Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes. Source: Entergy Regulatory Services, Typical Bill Report Henry Hub Gas Index ($/mmBtu) 2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0 (CHART) 150 100 50 -4% 0 Henry Hub Gas Index ($/mmBtu)) 15 10 5 0 -1.69 (-2%) +17.15 (+17%) 2011 108.73 2010 98.06 2009 103.32 2008 113.06 2007 107.24 2006 116.92 ETI Avg. Monthly Residential Bill- 1,000 kWh($) 99.77 2004 86.55 2003 2005 2002 75.72 2001 89.41 88.24 ETI Avg. Monthly Residential Bill- 1,000 kWh($) Henry Hub Gas Index

Transition from current retail rate construct to FERC-regulated rate construct expected for ITC Analysis assumes MISO base ROE for new ITC operating companies (12.38%) and capital structure currently utilized by ITC operating companies (60% equity/40% debt) Benefits of credit quality improvement resulting from transition to FERC- regulated rate construct partially offset ROE and capital structure impacts Rate Impacts Split into Rate Construct, Rate Timing, and Other Effects for Retail Customers Rate Construct Effects Rate Timing Effects Forward Test Year: Eliminates regulatory lag in recovery of capital investments One time impact of conversion to forward test year Reflects amounts that would have been collected in future years MSS-2 construct eliminated post transaction Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment (single TX zone) and retail share of Transmission investments Other Effects

(CHART) ETI Residential Bill – 1,000 kWh ($) 120 100 80 60 40 20 0 ~(0.21) (0.2)% Illustrative Bill if ITC owns T assets – post-transaction ~108.52 2014 Net Other Effects ~(0.73) 2014 WACC Effects ~0.52 Illustrative Bill if ETR owns T assets – status quo 108.73 ETI Typical Residential Customer Bill Expected to Decrease 0.2% in 2014 – Additional Mitigation Expected from Customer Benefits Note: Contents exclude estimated one-time 2014 rate timing effect of $0.37 due to conversion to forward test year – reflects amount that would have been collected in future years Note: $108.73 is the average of the 2011 Typical Monthly Bill for a residential customer using 1,000 kWh, excluding taxes. Calculation is indicative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include rate timing effects such as adoption of forward test year. Illustrative Over the long term, customer bill effects expected to be mitigated by. Enhanced financial flexibility Operational excellence Reliability, system performance, greater scale, etc. Independent and transparent ITC model

Bill Effects Have Been Estimated for Residential Customers and Select Commercial and Industrial Classes

2014 Retail Bill Effects

	Selected Retail Classification	Billing Assumptions	Typical Bill	WACC Effects	Net Other Effects	Total Effect	% Change
ETI	Residential	Avg. 2011 Monthly Residential Bill - 1,000 kWh	$108.73	0.52	(0.73)	(0.21)	-0.2%
	SGS	2,500 kWh	$299.36	1.06	(1.50)	(0.44)	-0.2%
	LGS	500 kW, 144,000 kWh	$12,602.66	55.41	(59.32)	(3.91)	0.0%
	LIPS	5,000 kW, 80% Load Factor	$166,962.35	452.37	(451.91)	0.47	0.0%

Note: Contents exclude estimated one-time 2014 rate timing effect due to conversion to forward test year – reflects amount that would have been collected in future years. Rate timing effect of conversion to forward test year estimated at $0.37 for Residential, $0.76 for SGS, $29.95 for LGS and $228.18 for LIPS customers

Calculation is indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include rate timing effects such as adoption of forward test year. For illustrative estimations, O&M spend is assumed to remain same as planned for by EOCs. Net Other Effects also includes effect of implementation of four transmission pricing zones.

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ITC Spin-Merge Transaction Overview Agenda Benefits of ETR – ITC Spin-Merge Transaction Rate Effects of Spin-Merge Transaction Case Outline from LPSC filings Storm Response Appendix Approvals Required

Pathway to Completion – Required Approvals

Authority	Requirements
Entergy retail regulators	• Change of control of transmission assets • Affiliate transaction approvals related to steps in the spin / merge
FERC	• Change of control of transmission assets (203 filing) • Acceptance of jurisdictional agreements (205 filing) • Acceptance of Ancillary Services Tariff to provide services until MISO full integration (205 filing) • Authorization to assume debt / issue securities (204 filings) • Changes to System Agreement to remove provisions related to transmission planning and equalization • ITC filing to establish new rate tariffs for the ITC operating companies
Nuclear Regulatory Commission	• Required for internal corporate reorganization in connection with spin-merge, and to satisfy license conditions
Hart-Scott-Rodino Act	• Pre-merger notification to review potential antitrust/competition issues
IRS	• Private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco are met
Securities and Exchange Commission	• ITC Form S-4 and Proxy Statement (including audited Transco financial statements and disclosures), and • Transco Registration Statement
ITC shareholders	Approvals required for: • Merger, • Issuance of shares to ETR shareholders, and • Amendment to ITC charter to increase authorized number of shares

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ITC Spin-Merge Transaction Overview Agenda Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Rate Effects of Spin-Merge Transaction Case Outline from LPSC filings Storm Response Appendix

Outline of Case Filed at the LPSC – Establishing Public Interest Standard (I) Case Outline Arguments 1. Whether the transfer is in the public interest? The ITC Transaction will provide maximum independence for transmission planning, operations, and new construction.The ITC Transaction will support the EOC’s need for financial flexibility in order to manage the multiple demands that the EOCs anticipate for their capital.The ITC Transaction will improve reliability and performance of the transmission system as a result of ITC’s singular focus on transmission.ITC will bring a regional view to transmission planning and that will build on the benefits of MISO’s Day 2 wholesale market. 2. Whether the purchaser is ready, willing, and able to continue providing safe, reliable and adequate service to the utility’s ratepayers? The ITC Transaction will enhance overall transmission system performance by combining ITC’s singular focus on transmission and proven track record of safe and reliable transmission operations with the experience and knowledge of the EOC’s employees who become ITC employees. The critical area of storm response and restoration will be seamless. 3. Whether the transfer will maintain or improve the financial condition of the resulting public utility or common carrier Projected capital expenditure requirements could have a negative effect on the credit quality of the EOCs and increase the cost of debt, which would increase rates charged to customers. The ITC Transaction will mitigate that risk and will allow the EOCs to focus on investment needs within the generation and distribution functions. The transmission business will enjoy an improved financial condition within the ITC corporate structure, bringing reliability and economic benefits to customers. 4. Whether the pro-posed transfer will maintain or improve the quality of service to Louisiana ratepayers. The ITC Transaction will integrate the EOC’s transmission assets into ITC’s business model for achieving best-in-class performance through a singular focus on transmission. In addition, ITC’s investment in and commitment to preventive maintenance will maximize the availability of critical equipment, resulting in improved performance and reduced congestion on the transmission system. Once in MISO, ITC will be better positioned than the EOCs to respond expeditiously to any needs for transmission investment.

Outline of Case Filed at the LPSC – Establishing Public Interest Standard (II)

Case Outline	Arguments
5. Whether the transfer will provide net benefits to ratepayers in both the short term and the long term and provide a ratemaking method that will ensure, to the fullest extent possible, that ratepayers will receive the forecasted short and long-term benefits.	• Short-term and the long-term benefits include – building on the benefits of a robust wholesale market in the RTO Day 2 market environment – more independence of the transmission organization; – the elimination of any perceived bias that might concern generation market stakeholders – improved operational efficiencies resulting from ITC's singular focus on transmission operations, coupled with twice the size and scale – and a broader approach to transmission planning that will include open and transparent collaboration with all stakeholders. • Other benefits include improved reliability, economically reduced congestion, and immediate access to capital for needed transmission projects. • The ITC Transaction will favorably position the EOCs to face the capital challenges of the coming decades with needed improvements to accommodate growth as well as replacement of aging generation and distribution infrastructure.
6. Whether the transfer will adversely affect competition.	• The ITC Transaction, coupled with the move to MISO, will build on the competitive environment in Louisiana as well as in the broader region. The ITC Transaction will encourage fuller market participation and disclosure of information by third parties, leading to a more comprehensive planning process, a broader regional view, and increased stakeholder engagement and confidence.
7. Whether the transfer will maintain or improve the quality of management of the resulting public utility or common carrier doing business in the State.	• ITC's singular focus on transmission enhances the opportunity for improvements to the management of the EOC's transmission systems, as well as improved efficiencies. In addition, ITC's scale and focus allow for a greater breadth of experience and expertise to develop best practices. • Key leaders of Entergy's transmission organization, including individuals with extensive experience in responding to major storms, will become ITC employees and will continue to provide leadership within ITC to ensure a successful integration and continuity of operations • The ITC Transaction will allow the EOCs to sharpen their focus on their distribution assets and on improving reliability for customers. ITC's independent ownership model will free up the EOC's management resources that have been devoted to proceedings over the perception of bias in the EOC's transmission planning.

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Outline of Case Filed at the LPSC – Establishing Public Interest Standard (III) Case Outline Arguments 8. Whether the transfer will be fair and reasonable to the affected public utility or common carrier employees. The EMA ensures that the transaction will be fair and reasonable to the affected employees and contains a number of terms that protect the affected employees. 9. Whether the transfer would be fair and reasonable to the majority of all affected public utility or common carrier shareholders. After the transaction, the EOCs will be transmission customers of ITC, so they and their shareholders will receive the benefits of the independent transmission model. Entergy Corporation shareholders also will become ITC shareholders after the transaction and the ITC Transaction is expected to create value for Entergy Corporation shareholders, which will depend on factors including whether and when shareholders trade their stocks and the value that the market assigns to ITC for its performance, among others. The transaction reflects arm’s-length bargaining and is fair and reasonable to shareholders of ITC. 10. Whether the transfer will be beneficial on an overall basis to State and local economies and to the communities in the area served by the public utility or common carrier. Transmission investments have significant potential for facilitating regional economic development. The ITC Transaction will result in a better ability to respond to the need for transmission investment, which, in turn, will stimulate state and regional economic development. ITC has exhibited strong community involvement and commitment to continue that business philosophy in any community where ITC does business in the future. 11. Whether the transfer will preserve the jurisdiction of the Commission and the ability of the Commission to effectively regulate and audit the public utility’s or common carrier’s operations in the State. The effect on the Commission’s jurisdictional authority is limited to transmission-related retail revenue requirements, which are a small portion of the Companies’ overall revenue requirements. The FERC sets ITC’s rates. ITC will propose to FERC that the new rate reflect the standard MISO transmission ROE of 12.38% as well as a 60% equity/40% capital structure. The LPSC will have the ability to review the books and records of ITC’s Louisiana transmission subsidiary, participate in FERC proceedings, and participate in the MISO RTO transmission planning processes. The ITC subsidiary will be a public utility that is subject to statutes and regulations applicable to a transmission-only business, including any transmission siting requirements.

Outline of Case Filed at the LPSC – Establishing Public Interest Standard (IV) Case Outline Arguments 12. Whether conditions are necessary to prevent adverse consequences which may result from the transfer. On balance, there will be no adverse consequences that require preventative conditions. 13. The history of compliance or non-compliance of the proposed acquiring entity or principals or affiliates have had with regulatory authorities in this State or other jurisdictions. ITC has complied with regulatory authorities in other jurisdictions and provides appropriate assurances that ITC will view the LPSC as a key stakeholder in its transmission system and comply fully with the applicable orders of the LPSC. 14. Whether the acquiring entity, persons, or corporations have the financial ability to operate the public utility or common carrier system and maintain or upgrade the quality of the physical system. ITC’s credit rating, and those expected for the ITC subsidiaries post-merger, are higher than the EOCs. A utility with strong credit ratings is not only able to access the debt markets on a timely basis at reasonable rates, but is also able to pass along the benefit from those attractive interest rate levels to its customers because cost of debt is factored into utility rates. In addition, ITC’s singular focus on transmission is a better business model to manage transmission investment because ITC will not have to prioritize resources among generation, transmission, and distribution functions. 15. Whether any repairs and/or improvements are required and the ability of the acquiring entity to make those repairs and/or improvements. ITC will complete any in-progress transmission projects, as well as follow through on near-term planned projects. After the ITC Transaction closes, the new ITC operating companies will participate in the MISO transmission planning process.

Outline of Case Filed at the LPSC – Establishing Public Interest Standard (V) Case Outline Arguments 16. The ability of the acquiring entity to obtain all necessary health, safety and other permits. ITC has demonstrated the ability to obtain permits in a timely manner as well as a good track record in health and safety performance. 17. The manner of financing the transfer and any impact that may have on encumbering the assets of the entity and the potential impact on rates. The ITC Transaction will deliver qualitative and quantitative benefits to customers that will offset any modest rate impact. The transaction structure preserves accumulated deferred income tax balances for the transmission assets, which will benefit customers because transmission rate base will not increase to accommodate a change in deferred tax balances. Furthermore, the transmission assets will be encumbered to a lesser extent than they are now due to ITC’s better credit rating. 18. Whether there are any conditions which should be attached to the proposed acquisition. Conditions are not necessary to prevent adverse consequences of the ITC Transaction.